Filed by Rock-Tenn Company
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Act of 1934

Subject Company: Rock-Tenn Company; MeadWestvaco Corporation
Commission File No.: 001-12613

On January 26, 2015, Steve Voorhes, Chief Executive Officer of Rock-Tenn Company, provided the following communication to the employees of Rock-Tenn Company:

A Message from Steve Voorhees

I have exciting news to share with you about RockTenn. Today, we announced that we have entered into a combination agreement with MeadWestvaco (MWV) to create a leading global provider of consumer and corrugated packaging with over 40,000 employees across more than 325 operating locations. The press release announcing the combination is available here.

Some of you know MWV well and are familiar with their reputation for developing high-value packaging products and solutions for some of the world’s most admired brands. They are well-positioned in several high-growth markets, including Brazil and India, and have leading end-market positions in beverage, food, food service, and home, health & beauty packaging.

By joining together, we will create a company strategically focused on customers, innovation, markets and operational excellence with enhanced growth opportunities in markets around the world. Our product offerings and organizational capabilities fit together extremely well which will enable us to drive new innovation for all of our customers. Likewise, we will be in a position to leverage our complementary market positions and geographic footprints, and to collaborate across our shared, expanded platform to deliver increased value by providing superior solutions to our customers around the world.

Importantly, we believe this combination is a great opportunity for all our stakeholders.  Customers will benefit from a more complete product mix, a world-class innovation process, and our continuing commitment to exceeding their expectations. Employees will benefit from enhanced opportunities as part of a stronger, global enterprise that will continue to attract and reward motivated, collaborative people. And shareholders will benefit from the significant value that this combination is anticipated to create.

We have already started mapping out an integration plan, and we will begin formally integrating the two companies once the transaction closes, which is targeted to occur during the second calendar quarter of 2015, subject to regulatory and shareholder approvals. Following the close, the combined company will maintain its principal executive offices in Richmond, Va., and will have operating offices in Norcross, Ga. We will also be selecting a name for the new organization that reflects the transformative nature of this combination.  Once the deal closes, I will be leading the new company as CEO and president working from the Norcross operating offices and spending a significant amount of time in Richmond.

For now, it is important to remember that until the transaction is finalized, RockTenn and MWV will continue to operate as two separate companies. Going forward, it will be business as usual – remember to stay focused on providing our customers with the great products and services they expect from us and please continue to be safe while doing it.

You have many questions at this point. There are many details yet to be worked through so we simply don’t have details just yet. We will continue to provide updates throughout the process.

I look forward to working with all of you during this exciting transformation for our company. Many thanks for all you do every day to make RockTenn successful.

Sincerely,

Steve

Forward-Looking Statements

This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are typically identified by words or phrases such as “may,” “will,” “could,” “should,” “would,” “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “target,” “prospects,” “potential” and “forecast,” and other words, terms and phrases of similar meaning. Forward-looking statements involve estimates, expectations, projections, goals, forecasts, assumptions, risks and uncertainties. RockTenn and MeadWestvaco caution readers that any forward-looking statement is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statement. Such forward-looking statements include, but are not limited to, statements regarding the anticipated closing date of the transaction, the ability to obtain regulatory and shareholder approvals and satisfy the other conditions to the closing of the transaction, the successful closing of the transaction and the integration of RockTenn and MeadWestvaco as well as opportunities for operational improvement including but not limited to cost reduction and capital investment, the strategic opportunity and perceived value to RockTenn’s and MeadWestvaco’s respective shareholders of the transaction, the transaction’s impact on, among other things, the combined company’s prospective business mix, margins, transitional costs and integration to achieve the synergies and the timing of such costs and synergies and earnings. With respect to these statements, RockTenn and MeadWestvaco have made assumptions regarding, among other things, whether and when the proposed transaction will be approved; whether and when the proposed transaction will close; the results and impacts of the proposed transaction; whether and when the spin-off of MeadWestvaco Specialty Chemicals will occur; economic, competitive and market conditions generally; volumes and price levels of purchases by customers; competitive conditions in RockTenn and MeadWestvaco’s businesses and possible adverse actions of their respective customers, competitors and suppliers. Further, RockTenn and MeadWestvaco’s businesses are subject to a number of general risks that would affect any such forward-looking statements including, among others, decreases in demand for their products; increases in energy, raw materials, shipping and capital equipment costs; reduced supply of raw materials; fluctuations in selling prices and volumes; intense competition; the potential loss of certain customers; and adverse changes in general market and industry conditions. Such risks and other factors that may impact management’s assumptions are more particularly described in RockTenn’s and MeadWestvaco’s filings with the Securities and Exchange Commission, including under the caption “Business – Forward-Looking Information” and “Risk Factors” in RockTenn’s Annual Report on Form 10-K for the fiscal year ended September 30, 2014 and “Management’s discussion and analysis of financial condition and results of operations – Forward-looking Statements” and “Risk factors” in MeadWestvaco’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013. The information contained herein speaks as of the date hereof and neither RockTenn nor MeadWestvaco have or undertake any obligation to update or revise their forward-looking statements, whether as a result of new information, future events or otherwise.

NO OFFER OR SOLICITATION

The information in this communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.  No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

The proposed transaction involving MeadWestvaco and RockTenn will be submitted to the respective shareholders of MeadWestvaco and RockTenn for their consideration.  In connection with the proposed transaction, MeadWestvaco and RockTenn will cause the newly formed company to file with the SEC a registration statement on Form S-4 (the “Registration Statement”), which will include a prospectus with respect to the shares to be issued in the proposed transaction and a preliminary and definitive joint proxy statement for the shareholders of MeadWestvaco and RockTenn (the “Joint Proxy Statement”) and each of MeadWestvaco and RockTenn will mail the Joint Proxy Statement to their respective shareholders and file other documents regarding the proposed transaction with the SEC.  The definitive Registration Statement and the Joint Proxy Statement will contain important information about the proposed transaction and related matters.  SECURITY HOLDERS ARE URGED AND ADVISED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT CAREFULLY WHEN THEY BECOME AVAILABLE, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC AND ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  The Registration Statement, the Joint Proxy Statement and other relevant materials (when they become available) and any other documents filed or furnished by MeadWestvaco or RockTenn with the SEC may be obtained free of charge at the SEC’s web site at www.sec.gov.  In addition, security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement from RockTenn by going to its investor relations page on its corporate web site at http://ir.rocktenn.com and from MeadWestvaco on its corporate website at www.mwv.com.

PARTICIPANTS IN THE SOLICITATION

MeadWestvaco, RockTenn, their respective directors and certain of their executive officers and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction.  Information about RockTenn’s directors and executive officers is set forth in its definitive proxy statement for its 2015 Annual Meeting of Shareholders, which was filed with the SEC on December 19, 2014, and information about MeadWestvaco’s directors and executive officers is set forth in its definitive proxy statement for its 2014 Annual Meeting of Stockholders, which was filed with the SEC on March 26, 2014.  These documents are available free of charge from the sources indicated above, from RockTenn by going to its investor relations page on its corporate web site at http://ir.rocktenn.com and from MeadWestvaco on its website at www.mwv.com.

Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed transaction will be included in the Registration Statement, the Joint Proxy Statement and other relevant materials RockTenn and MeadWestvaco intend to file with the SEC.